December 1, 2005
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re: File No. 1-14705
Dear Mr. Decker:
On behalf of Allied Waste Industries, Inc. (“we” or the “Company”), I am writing to respond to an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in your letter dated November 18, 2005 (the “Comment Letter”), relating to our annual report on Form 10-K for the year ended December 31, 2004 and our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The response below corresponds to the comment number used in the Comment Letter.
This response is being submitted to you in electronic form pursuant to Rule 101(a)(3) of Regulation S-T as well as via hand delivery. We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2004
Statements of Cash Flows, page 73
1.	Your response to our comment 3 from our letter dated October 26, 2005 states that your presentation of cash provided by discontinued operations in your statements of cash flows contains cash flows from operating activities and investing activities for discontinued operations. In future filings, beginning with your Form 10-K for the fiscal year ended December 31, 2005, please separately present cash flows from operating, investing, and financing for discontinued operations below your caption entitled “cash provided by discontinued operations.” Alternatively, you may combine cash flows from discontinued operations with cash flows from continuing operations within each category, with no separate presentation of discontinued operations; present cash flows from discontinued operations within each category; or separately state discontinued operations generated from operating activities within the operating category and combine discontinued operations generated from investing and financing activities with continued operations within each of these categories. Please show us in your response your proposed revised disclosure. Refer to footnote 10 of SFAS 95.

Disclosure revisions will be incorporated in our Form 10-K for the year ended December 31, 2005. See Appendix A for our proposed revised disclosure we intend to include in our Form 10-K for the year ended December 31, 2005.
* * *
If you need any additional information or have any questions or additional comments concerning the foregoing, please contact me at (480) 627-2700.
Sincerely,
Peter S. Hathaway, Allied Waste Industries, Inc.
Executive Vice President and Chief Financial Officer

Appendix A
Regarding Comment #1
We intend to include the following revised disclosure in our Form 10-K for the year ended December 31, 2005.
ALLIED WASTE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,
	2005	2004	2003
Operating activities —
Net income	$	$49.3	$128.7
Discontinued operations, net of tax		8.7	11.5
Adjustments to reconcile net income to cash provided by operating activities from continuing operations—
Provisions for:
Depreciation and amortization		559.3	546.0
Non-cash gain on divestiture of assets		—	—
Doubtful accounts		18.6	23.6
Accretion of debt and amortization of debt issuance costs		27.0	31.8
Deferred income tax		46.9	70.6
Gain on sale of fixed assets		(4.9)	—
Non-cash reduction in acquisition accruals		(11.9)	(11.2)
Non-cash gain on non-hedge accounting interest rate swap contracts		(16.2)	(48.1)
Amortization of accumulated other comprehensive loss for de-designated interest rate swap contracts		6.7	23.1
Write-off of deferred debt issuance costs		26.4	61.0
Non-cash portion of realignment and executive departure costs		17.4	—
Cumulative effect of change in accounting principle, net of tax		—	(29.0)
Change in operating assets and liabilities, excluding the effects of purchase acquisitions—
Accounts receivable, prepaid expenses, and other assets		(36.8)	(24.3)
Accounts payable, accrued liabilities, unearned revenue, stock option tax benefits and other		1.9	31.0
Capping, closure and post-closure provision and accretion		48.0	44.3
Capping, closure, post-closure and environmental expenditures		(90.4)	(75.1)

Cash provided by operating activities from continuing operations		650.0	783.9

Investing activities —
Cost of acquisitions, net of cash acquired		(21.5)	(63.4)
Proceeds from divestitures, net of cash divested		57.7	313.4
Proceeds from sale of fixed assets		11.0	17.5
Capital expenditures, excluding acquisitions		(582.9)	(491.8)
Capitalized interest		(13.0)	(15.7)
Change in deferred acquisition costs, notes receivable and other		10.8	(8.4)

Cash used for investing activities from continuing operations		(537.9)	(248.4)

Financing activities —
Net proceeds from sale of Series C preferred stock		—	333.1
Proceeds from long-term debt, net of issuance costs		3,082.6	3,037.1
Repayments of long-term debt		(3,609.1)	(3,754.6)
Payments of Series C preferred stock dividends		(21.6)	(10.2)
Change in disbursement account		53.8	10.5
Net proceeds from sale of common stock, exercise of stock options and other		5.1	98.4

Cash used for financing activities from continuing operations		(489.2)	(285.7)

Discontinued operations —
Provided by operating activities		0.4	23.2
Used for investing activities		—	(7.7)
Provided by financing activities		—	—

Cash provided by discontinued operations		0.4	15.5

(Decrease) increase in cash and cash equivalents		(376.7)	265.3
Cash and cash equivalents, beginning of year		444.7	179.4

Cash and cash equivalents, end of year	$	$68.0	$444.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.